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                          January 3, 2024

       Albert Wong
       Chairman and Chief Executive Officer
       JVSPAC Acquisition Corp.
       G/F Hang Tak Building
       1 Electric Street
       Wan Chai, Hong Kong

                                                        Re: JVSPAC Acquisition
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 21,
2023
                                                            File No. 333-275176

       Dear Albert Wong:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amended Registration Statement on Form S-1 filed December 21, 2023

       Exhibits

   1. Please remove from the legality opinion filed as Exhibit 5.1 the assumption that "The maximum number of Class
A Shares to be issued by the Company would not exceed the
                                                        Company's maximum
authorized number of Class A Shares." Such assumption assumes a material fact
underlying the opinion. For guidance, see Staff Legal Bulletin No.
                                                        19.II.B.3.a.
 Albert Wong
FirstName  LastNameAlbert
JVSPAC Acquisition  Corp. Wong
Comapany
January    NameJVSPAC Acquisition Corp.
        3, 2024
January
Page 2 3, 2024 Page 2
FirstName LastName
       Please contact Mark Rakip at 202-551-3573 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Giovanni Caruso, Esq.